ROGOW & LONEY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

3135 S. STATE STREET
SUITE 208
ANN ARBOR, MI 48108
(734) 741-0400
FAX (734) 741-0404
E-mail: info@rogowloney.com

Independent Accountants' Review Report

November 18, 2016

To the Board of Directors of
Court Innovations Incorporated
Ann Arbor, MI

We have reviewed the accompanying financial statements of Court Innovations Incorporated, which comprise the balance sheets as of December 31, 2015 & 2014 and the related statements of income, stockholder's equity and cash flows for the year ended, December 31, 2015 and the period January 27, 2014 to December 31, 2014 and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Organization management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformance with accounting principles generally accepted in the United States of America.

Rogow & Loney PC

ROGOW & LONEY, P.C.